Exhibit 99.1

The following is an article that appeared in an e-mail newsletter sent by InFocus to its customer and reseller partners on April 14, 2009.

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NOTICE TO INVESTORS: This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in the press release has not commenced. At the time the offer is commenced, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (SEC) and InFocus will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase and a related letter of transmittal) and the solicitation / recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

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INFOCUS TO BE ACQUIRED BY IMAGE HOLDINGS CORPORATION

WILSONVILLE, Oregon, April 13, 2009 – InFocus® Corporation (NASDAQ: INFS), the industry pioneer in digital projection, today announced that it has entered into a definitive merger agreement with Image Holdings Corporation (IHC), an Oregon company controlled by John Hui, an accomplished entrepreneur and co-founder of eMachines. Under the terms of the agreement IHC and its wholly-owned subsidiary, IC Acquisition Corp. (IC), will make an all cash tender offer to acquire all outstanding shares of InFocus stock at $0.95 per share, or approximately $39 million in total. For more details and a copy of the press release, click here.

The InFocus Sales and Marketing Executive Staff want to assure you that this does not change our channel strategy or our goals to remain the leader in digital front projection technology. We remain committed to delivering innovative and value added large format display solutions for your customers and will continue to rely on our VAR and ProAV reseller partners for sales and support of our product line. In addition we will continue to reward channel partners that lead with InFocus. Our Registration Rewards, Easy Money and Champion’s Club programs remain intact and available for you to gain a competitive edge when you sell InFocus. If you have any questions regarding this announcement, please contact your local InFocus Sales Manager.

Thank you again for your continued sales and support of InFocus products.

Sincerely,

David Woolf

Vice President Worldwide Marketing

InFocus Corporation